OMB APPROVAL

OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response ... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 8 2003
WASH. D.C. 207

03015093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geronimo, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor

(No. and Street)

New York   New York   10006

(City)   (State)   (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Goldstein   (212) 583-9622

                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC

(Name - if individual, state last, first, middle name)

143 Weston Road   Weston   CT   06883

(Address)   (City)   (State)   (Zip Code)

CHECK ONE.
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident m United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to The collection of information
contained in this form are not required to respond unless the form displays.
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Eric Goldstein</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Geronimo, LLC</u>, as of <u>December 31,</u> 20<u>02</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GERONIMO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
 Geronimo, LLC

We have audited the accompanying statement of financial condition of Geronimo, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geronimo, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 10, 2003

GERONIMO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 727
Securites owned - at market value	9,147,790
Receivable from clearing broker	12,487,186
Loans receivable	150,000
Receivable from affiliates	155,000
Interest and dividends receivable	35,033
Office equipment, at cost, net of accumulated depreciation of $841	673
TOTAL ASSETS	$21,976,409

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold not yet purchased - at market value	$20,818,355
Accrued expenses and other liabilities	37,492
TOTAL LIABILITIES	20,855,847
MEMBERS' EQUITY	1,120,562
TOTAL LIABILITIES AND MEMBERS' EQUITY	$21,976,409

The accompanying notes are an integral part of this statement.

GERONIMO, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Geronimo, LLC (the "Company") was organized in the State of New York in February 2001 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the American Stock Exchange in April 2001. The Company was organized primarily to execute transactions for its own trading accounts and forwards all such transactions to PAX Clearing Corporation, the Company's clearing agent, on a fully disclosed basis. As stated in the Company's Operating Agreement, unless otherwise extended by amendment, the Company shall dissolve by December 31, 2075.

In the normal course of its business, the Company enters into financial trans- actions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities and securities sold, not yet purchased, are valued at their last sales price, or, in the case of listed options, at the mean between the last bid and ask price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2002, primarily all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions with and amounts due from PAX Clearing Corporation.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

3. LOAN RECEIVABLE

As of December 31, 2002, there is a loan receivable of $150,000 due from an unrelated party, which matured on January 1, 2003. The loan bears interest at the rate of 16% per annum and is collateralized by 150,000 shares of Efficien, Inc stock. The Company is in the process of collecting the outstanding amount. Interest income of $22,000 related to this agreement is included in operations for the year ended December 31, 2002.

4. RECEIVABLE FROM AFFILIATES

Included in receivable from affiliates is $125,000 due from a member of the Company, as well as $30,000 due from an affiliated party.

5. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

GERONIMO, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2002

6. SEAT LEASE EXPENSE

The Company leases three seats on the floor of the American Stock Exchange, which expire at various points during 2003. Future minimum lease payments pertaining to these agreements are $19,300.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $781,079, which exceeded the minimum requirement of $100,000 by $681,079. The Company's ratio of aggregate indebtedness to net capital ratio was .05 to 1.